Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

This agreement is made pursuant to Rule 13d-1(k) under the Securities and Exchange Act, as amended (the “Act”), by and between the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: July 18, 2025

LIGHTERA, LLC

By:	/s/ Robert D. Lake
Name:	Robert D. Lake
Title:	Senior Vice President - Legal & Secretary

FURUKAWA ELECTRIC CO., LTD.

By:	/s/ Nagamasa Honda
Name:	Nagamasa Honda
Title:	Manager, Legal Department